MAINSTAY FUNDS TRUST

51 MADISON AVENUE

NEW YORK, NEW YORK 10010

VIA EDGAR CORRESPONDENCE

July 18, 2023

Mr. Michael A. Rosenberg

Division of Investment Management, Disclosure Review Office

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re: Response to Comments on the Registration Statement (the “Registration Statement”) for MainStay Funds Trust (SEC File Nos. 333-160918 and 811-22321) (the “Registrant”) relating to MainStay PineStone Global Equity Fund, MainStay PineStone International Equity Fund and MainStay PineStone U.S. Equity Fund (each a “Fund” and collectively, the “Funds”)

Dear Mr. Rosenberg:

This letter responds to comments provided by you telephonically on June 15, 2023 with respect to the Registration Statement. The Registration Statement was filed with the Securities and Exchange Commission on May 9, 2023. On behalf of the Registrant, your comments and our responses thereto are provided below. All defined terms in this letter have the same meaning as in the Registration Statement, except as otherwise defined herein.

Comment 1: Please disclose the criteria for determining an issuer’s “country of risk,” including the specific criteria a third-party uses to determine that an issuer is economically tied to a particular country. Please disclose whether Bloomberg is the only source for determining an issuer’s “country of risk.” If there are other sources, please identify these sources along with the circumstances in which they will be used to determine an issuer’s country of risk.

Response: We have made the requested updates.

Comment 2: The MainStay PineStone Global Equity Fund lists “emerging markets risk” as a principal risk of the Fund. Please either disclose such investments in the “Principal Investment Strategies” section or remove the “emerging markets risk” tile from the “Principal Risks” section.

Response: We have updated the Fund’s principal investment strategies to reflect investments in emerging market issuers.

Comment 3: Please confirm that the MainStay PineStone Global Equity Fund will not concentrate its investments in a particular industry or group of industries.

Response: We hereby confirm that the Fund will not concentrate its investments in a particular industry or group of industries except as permitted under the 1940 Act.

Sincerely,

/s/ Thomas C. Humbert Jr.

Thomas C. Humbert, Jr.

Assistant Secretary